

April 12, 2011

Paul J. Reilly
Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, NY 11747

> **Re:** **Arrow Electronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 2, 2011**
> **File No. 001-04482**

Dear Mr. Reilly:

We have reviewed your response dated April 8, 2011 and related filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 35

1.   We acknowledge your response to our prior comment 2. In future filings to the extent your utilization of the revolving credit facility and asset securitization program is significant to your liquidity, please provide disclosure similar to your response.

2.   We refer to your response to our prior comment 3. In addition to the discussion of regulations and restrictions related to the movement of cash and cash equivalents among your global organization, please tell us your consideration of disclosing that an additional impediment is the potential significant tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

Notes to Consolidated Financial Statements, page 50

Note 15. Contingencies, page 82

3.   We acknowledge your response to prior comment 5. In future filings please provide disclosure related to your long-term receivables similar to your response.

        You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at 202-551-3671.

                                Sincerely,

                                Brian Cascio
                                Accounting Branch Chief